December 10, 2010

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 6 to Schedule TO-T

Filed November 3, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

File No. 5-35589

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated November 15, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Ramius Value and Opportunity Advisors LLC, Ramius V&O Acquisition LLC, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, the “Ramius Group”). Enclosed herewith is Amendment No. 7 to Tender Offer Statement on Schedule TO-T (as amended, the “Schedule TO”) by the Ramius Group. Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule TO. For your convenience, we have reproduced the Staff’s comments before each response.

December 10, 2010

Schedule TO-T/A
General

1.
Please revise your disclosure to disclose, if true, that there are no agreements understandings or arrangements between the filing persons and Royalty Pharma, whether written or oral, involving the future acquisition by Royalty Pharma of any equity interest in the target company following the completion of the tender offer. Further, please revise to disclose if true, that there are no agreements, understandings or arrangements, whether written or oral, regarding the appointment of any designees nominated by Royalty Pharma to the Board of Directors of the target company following the completion of the tender offer. We may have further comment.

Response: We have revised the Offer to Purchase to address the Staff’s concern.

2.
We note your responses to prior comments 2 and 3. Your responses highlight your reliance on the commitment by Royalty Pharma to fund $125 million of the offer and asserts that Royalty Pharma is acting as the “functional[] equivalent” of a lender. Notwithstanding your assertion, given the extent of the financing being provided by Royalty Pharma and its status as a non-commercial lender, information regarding Royalty Pharma’s financial ability to fund the offer is material information that should be disclosed to securityholders. Please revise to disclose how Royalty Pharma intends to fund its commitment and/or Royalty Pharma’s source of funds. We may have further comment. Refer generally to Item 1011(b) of Regulation M-A.

Response We have revised the Offer to Purchase to address the Staff’s concern.

*           *           *

I welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2333.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Ramius Value and Opportunity Master Fund Ltd
Ramius Navigation Master Fund Ltd
Ramius Optimum Investments LLC
Cowen Overseas Investments LP
Ramius Enterprise Master Fund Ltd
Ramius Advisors, LLC
Cowen Group, Inc.
RCG Holdings LLC
Ramius LLC
C4S & Co., L.L.C.
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

December 10, 2010

Mellissa Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Cypress Bioscience, Inc.
Amendment No. 6 to Schedule TO-T

Filed November 3, 2010 by Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, and C4S & Co., L.L.C.

File No. 5-35589

Ladies and Gentlemen:

The undersigned entities acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory